Exhibit (b)

[Form of Commitment Letter]

Publicis Groupe S.A.
133 Avenue de Champs Elysées
75008 Paris

Attention:	Jean Michel Etienne Chief Financial Officer

Dear Sirs,

Commitment Letter relating to $1,000,000,000 364-day Term Loan Facility (the ‘‘Facility’’)

You have advised us that you, (the ‘‘Company’’), desire to establish the Facility, the proceeds of which would be used to fund the acquisition of a company whose identity is known by both the Company and us (the ‘‘Target’’).

1.	Commitment Terms

                                                                                or any of its affiliates (‘‘Bank’’) is pleased to inform you of its commitment to provide the entire amount of the Facility, and its agreement to act as exclusive arranger and bookrunner of the Facility, in each case subject to the terms and conditions described in this letter and the attached Annex I and the fee letter (the ‘‘Fee Letter’’) of even date herewith. This letter and Annex I and the Fee Letter are referred to collectively as the ‘‘Documents’’.

2.	Conditions Precedent

Bank’s commitment and agreement hereunder are subject to:

(i)	your compliance in all material respects with the terms of the obligations under the Commitment Letter and the Fee Letter. In addition, our commitments hereunder are subject to the negotiation, execution and delivery of definitive documentation with respect to the Facility (collectively, the ‘‘Facility Documentation’’). The Facility documentation shall be consistent with the Term Sheet and customary and appropriate for transactions of this nature (provided that, notwithstanding anything in this Commitment Letter, the Fee Letter, the Facility Documentation or any other agreement or other undertaking concerning the financing of the Acquisition to the contrary, (i) the only representations the making of which shall be a condition to availability of the Facility on the Closing Date shall be (A) such of the representations made by Target in the Merger Agreement as are material to the interests of the Lenders, but only to the extent that you have the right to terminate your obligations under such Merger Agreement as a result of a breach of such representations (determined without regard to whether any notice is required to be delivered by you), and (B) the Specified Representations (as defined below) and (ii) the terms of the Facility Documentation shall be in a form such that they do not impair availability of the Facility on the Closing Date if the conditions set forth herein and in the Term Sheet are satisfied. For purposes hereof, ‘‘Specified Representations’’ means the representations and warranties set forth in the Term Sheet relating to status, non conflict with constitutive documents, corporate power and authority, binding obligations and the execution, delivery and enforceability of the Facility Documentation;

(ii)	the payment in full of all fees, expenses and other amounts payable under the Documents; and

(iii)	the contemplated transaction proceeding on a friendly (agreed) basis.

3.	Syndication

3.1	Bank reserves the right, prior to or after the execution of definitive Facility Documentation, to syndicate all or a portion of its commitment to one or more other financial institutions (the financial institutions becoming parties to the Facility Documentation being collectively referred to herein as the ‘‘Lenders’’). Such syndication will be managed by Bank. Bank or affiliates will act as arranger with respect to the Facility and will manage all aspects of the syndication in consultation with you, including the timing of all offers to potential Lenders, the acceptance of commitments, and the determination of the amounts offered and the compensation provided. The completion or success of such syndication is not a condition to our commitment hereunder and our commitment will remain in force until funding of the Facility notwithstanding syndication.

3.2	You agree to take all such commercially reasonable action as Bank may reasonably request to assist it in forming a syndicate acceptable to it. Your assistance in forming such a syndicate shall include but not be limited to: (i) making your senior management and representatives available to participate in information meetings with potential Lenders at such times and places as Bank may reasonably request; (ii) using your commercially reasonable best efforts to ensure that the syndication efforts benefit from your lending relationships; and (iii) providing Bank with all information in your possession reasonably deemed necessary by it to complete the syndication successfully.

3.3	You agree to provide assistance in relation to the preparation, with the assistance of Bank, of an information memorandum containing all relevant information including, but not limited to, information about the Group and how the proceeds of the Facility will be applied (the ‘‘Information Memorandum’’). The Company shall approve the Information Memorandum before Bank distributes it to potential Lenders on the Company’s behalf.

3.4	To ensure an orderly and effective syndication of the Facility, you agree that until the termination of the syndication, you will not, and will not permit any of your affiliates to, syndicate or issue, attempt to syndicate or issue, announce or authorise the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt facility (including the establishment of a series of bilateral arrangements) or debt securities (not including any renewals or replacements thereof) in the commercial bank or capital markets, without the prior written consent of Bank, which shall not be unreasonably withheld or delayed; provided that the foregoing shall not limit your ability to issue commercial papers, utilise other short-term debt programmes currently in place or issue equity securities.

3.5	You agree that Bank (or its affiliates) will act as the sole arranger and bookrunner for the Facility and that no additional arrangers or bookrunners, will be appointed, or other titles conferred, without Bank’s consent. You agree that no Lender will receive any compensation of any kind for its participation in the Facility, except as expressly provided for in the Fee Letter or in Annex I.

3.6	The commitment and agreement of Bank hereunder and the commitment of any Lender that issues a commitment to provide financing under the Facility are made solely for your benefit and may not be assigned or transferred by you or otherwise relied upon by any other person.

4.	Commitment Termination

4.1	Bank’s commitment and agreement set forth in the Documents will automatically terminate on 31 March 2007. Prior to such date, Bank’s commitment and agreement under the Documents may be terminated:

(i)	by you at any time at your option; or

(ii)	by Bank if any condition set forth in paragraph 2 (Conditions Precedent) is not or cannot be satisfied.

(iii)	The provisions of the Fee Letter and paragraphs 3 (Syndication), 5 (Indemnification), 6 (Limited Disclosure and Conflicts) and 9 (Governing Law and Jurisdiction) hereof shall survive the expiration or termination of Bank’s commitment and agreement hereunder and all fees, expenses and other amounts payable under the Documents shall remain due and payable following such expiration or termination.

5.	Indemnification

5.1	You hereby indemnify and agree to hold harmless Bank, each Lender and in each case each of its and their affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an ‘‘Indemnified Party’’) from and against any and all claims, damages, losses, liabilities, costs, legal expenses and other expenses (all together ‘‘Losses’’) that may be incurred by or awarded against any Indemnified Party, in each case arising out of or in connection with any claims, investigation, litigation or proceeding (or the preparation of any defence with respect thereto) commenced or threatened in relation to the Documents or the Facility Documentation (or the transactions contemplated hereby or thereby) or use of the proceeds of the Facility, whether or not such claim, investigation, litigation or proceeding is brought by you, any of your shareholders or creditors, an Indemnified Party or any other person, or an Indemnified Party is otherwise a party thereto, except to the extent such Losses are found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or wilful misconduct. The foregoing provisions shall be superseded in each case by the applicable provisions contained in the definitive Facility Documentation upon execution thereof and thereafter shall have no further force and effect.

5.2	You further agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract, tort or otherwise) to you or any of your shareholders or creditors for or in connection with the transactions referred to above, except for direct (as opposed to indirect or consequential) damages or losses to the extent such liability is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or wilful misconduct. The foregoing provision shall be superseded in each case by the applicable provisions contained in the definitive Facility Documentation upon execution thereof and thereafter shall have no further force and effect.

6.	Limited Disclosure and Conflicts

6.1	You and Bank agree that the Documents are for confidential use only and that neither their existence nor the terms thereof will be disclosed by you or Bank to any person other than your, or Bank’s and Bank’s affiliates’ (respectively), officers, directors, employees, accountants, attorneys and other advisors, and then only on a ‘‘need to know’’ basis in connection with the transactions contemplated thereby and on a confidential basis; provided that you and we may disclose this Commitment Letter on a confidential basis and the contents hereof (but you may not disclose the Fee Letter or the contents thereof) to the Target and its affiliates and their respective officers, directors, employees, attorneys, accountants and advisors in each case who are directly involved in the consideration of this matter (provided that you also may disclose the ‘‘Market Flex’’ provisions of the Fee Letter (subject to redactions satisfactory to Bank) to such persons. Notwithstanding the foregoing, following your return of your executed copies of the Documents to us as provided below:

(i)	you or Bank may make public disclosure of the existence and amount of Bank’s commitment and of its agreement to act as arranger hereunder and the identity of the agent bank (subject to prior written approval of Bank in respect of the terms of such disclosure);

(ii)	you or Bank may file a copy of this letter (but not the Fee Letter) in any public record in which it is required by law to be filed; and

(iii)	you or Bank may make such other public disclosures of the terms and conditions hereof as you are required by law, in the opinion of your counsel, or requested by any competent administrative, regulatory or judiciary authority to make.

6.2	You should be aware that Bank or one or more of its affiliates may be providing financing or other services to third parties whose interests may conflict with yours and by signing this letter you are (subject to the terms of this paragraph 6.2) consenting to financing or other services being provided to such third parties. Be assured, however, that consistent with Bank’s long-standing policy to hold in confidence the affairs of its customers, neither Bank nor any of its affiliates will furnish confidential information obtained from you to any of its other customers. By the same token, neither Bank nor any of its affiliates will make available to you confidential information that it obtained or may obtain from any other customer.

7.	Information

7.1	You represent and warrant that to the best of your knowledge:

(i)	all written information (as supplemented from time to time) that has been or will hereafter be made available to Bank or any Lender by you or any of your representatives in connection with the transactions contemplated hereby (other than financial projections and information of a general economic or general industry nature) is and will be when furnished correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements were or are made; and

(ii)	all financial projections, if any, that have been or will be prepared by you and made available to Bank or any Lender have been or will be prepared in good faith based upon assumptions that you believe to be reasonable at the time made and at the time made available (it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond your control, and that no assurance can be given that the projections will be realised).

7.2	You agree to supplement the information from time to time to the extent supplementary information is available to you so that the representations and warranties contained in this paragraph remain correct and acknowledge that Bank is acting in reliance on the accuracy of information supplied to it without independent verification.

8.	Announcement

It is agreed that no announcements regarding the Facility will be made without the prior written consent of the Company to the terms of such announcement, except to the extent that any such announcement is required under any applicable law, rule or regulation or requested by any competent administrative, regulatory or judiciary authority.

9.	Governing Law and Jurisdiction

The Documents shall be governed by, and construed in accordance with, the laws of France. The parties hereto submit to the non-exclusive jurisdiction of the Commercial Court of Paris (Tribunal de Commerce de Paris). The parties hereto waive any defence of inconvenient forum, which may be available

10.	Entire Agreement

The Documents set forth the entire agreement between the parties with respect to the matters addressed therein and supersede all prior communications, written or oral, with respect thereto and may only be modified in writing. Delivery of an executed signature page to any Document by facsimile shall be as effective as delivery of a manually executed document.

Please indicate your acceptance of the provisions hereof by signing the enclosed copy of this letter and the Fee Letter and returning them to                                                                 (facsimile:                              ) at or before 5 p.m. London time on                                        , the time at which the commitment offer and agreement of Bank set forth above (if not so accepted prior thereto) will expire. If you elect to deliver the above documents by facsimile, please arrange for the executed originals to follow by next-day courier.

Yours faithfully

By:	By:
Name: Title:	Name:
Title:

Accepted and Agreed this day of , 2006:

Public Groupe S.A.
By
Name: Title: